Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for March 2019 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for March 2019 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In March 2019, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 7.33% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 5.80%, 7.45% and 11.04%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 6.75%. Of which, passenger traffic for domestic, regional and international routes increased by 4.60%, 14.06% and 11.71%, respectively as compared to the same period last year. The passenger load factor was 83.15%, representing a decrease of 0.45 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic route decreased by 0.96 percentage point, regional and international routes increased by 4.54 percentage points and 0.50 percentage point, respectively, as compared to the same period last year.

In terms of cargo operations, in March 2019, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 7.02% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 7.15% as compared to the same period last year. The cargo and mail load factor was 52.21%, representing an increase of 0.06 percentage point as compared to the same period last year.

In March 2019, the Group has newly launched the following major routes: Changsha-Tianjin-Changsha route (14 flights per week), Chengdu-Shanghai Hongqiao-Chengdu, Changsha-Harbin-Changsha, Changsha-Nanning-Changsha, Changchun-Chongqing-Changchun, Harbin-Chongqing-Harbin, Wuhan-Harbin-Wuhan routes (seven flights per week) and Changsha-Singapore-Changsha route (four flights per week) since 31 March 2019.

In March 2019, the Group introduced five aircraft, including one A320NEO aircraft, three A321NEO aircraft and one B787-900 aircraft, and terminated the lease of one A330-300 aircraft. As of the end of March 2019, the Group operated a fleet of 847 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 330 Series	10	30	9	49
Airbus 320 Series	93	85	133	311
Boeing 787 Series	4	21	6	31
Boeing 777 Series	8	14	0	22
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	20	26

Total	282	234	331	847

KEY OPERATION DATA OF MARCH 2019

Capacity	March 2019			Cumulative 2019
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	15,669.67	-1.28	4.60	47,207.26	10.43
Regional	295.16	-3.90	14.06	872.29	14.15
International	6,837.08	8.89	11.71	21,135.87	15.19

Total	22,801.90	1.73	6.75	69,215.41	11.89

RTK (in million)
Domestic	1,530.97	-1.16	4.14	4,512.64	9.04
Regional	28.66	-5.45	14.05	82.29	14.06
International	1,131.89	-0.53	10.87	3,140.01	9.41

Total	2,691.52	-0.94	6.97	7,734.94	9.25

RTK - Cargo and Mail (in million)
Domestic	136.27	19.48	-1.46	384.70	-3.39
Regional	2.43	-0.97	9.94	6.20	10.57
International	526.42	-9.07	9.61	1,295.82	2.19

Total	665.12	-3.20	7.15	1,686.71	0.89

Passengers carried (in thousand)
Domestic	10,299.85	-2.00	2.95	30,785.99	8.70
Regional	226.34	-5.05	11.46	670.92	12.69
International	1,630.46	2.82	11.15	4,921.16	13.55

Total	12,156.66	-1.41	4.13	36,378.06	9.40

Cargo and mail carried (in thousand tonnes)
Domestic	84.87	17.34	-2.87	237.77	-4.94
Regional	2.13	0.11	9.50	5.47	11.26
International	60.72	-8.33	11.02	150.03	4.26

Total	147.72	6.54	2.58	393.27	-1.42

Capacity	March 2019			Cumulative 2019
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	18,885.64	3.30	5.80	57,176.90	10.37
Regional	376.07	2.89	7.45	1,144.72	9.88
International	8,162.16	9.62	11.04	25,190.99	13.36

Total	27,423.87	5.18	7.33	83,512.61	11.25

ATK (in million)
Domestic	2,146.08	3.74	5.53	6,531.22	10.78
Regional	43.04	4.32	7.37	132.64	10.84
International	1,553.01	6.85	9.66	4,576.32	9.48

Total	3,742.13	5.04	7.23	11,240.18	10.25

ATK - Cargo and Mail (in million)
Domestic	446.37	5.41	4.48	1,385.30	12.33
Regional	9.19	9.55	7.08	29.61	14.31
International	818.42	4.36	8.45	2,309.13	5.92

Total	1,274.00	4.77	7.02	3,724.04	8.28

Load Factor	March 2019			Cumulative 2019
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	82.97	-3.68	-0.96	82.56	0.04
Regional	78.49	-5.18	4.54	76.20	2.85
International	83.77	-0.56	0.50	83.90	1.33

Total	83.15	-2.73	-0.45	82.88	0.47

Cargo and Mail Load Factor
Domestic	30.53	4.07	-1.84	27.77	-4.52
Regional	26.43	-2.54	0.69	20.92	-0.71
International	64.32	-8.28	0.68	56.12	-2.05

Total	52.21	-3.97	0.06	45.29	-3.32

Overall Load Factor (RTK/ATK)
Domestic	71.34	-3.37	-0.95	69.09	-1.10
Regional	66.58	-6.24	3.90	62.04	1.75
International	72.88	-5.03	0.80	68.61	-0.04

Total	71.92	-4.09	-0.17	68.82	-0.63

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 April 2019

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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